Exhibit 99.1

Gorilla Technology Group Inc., a Global Leader in Edge Artificial Intelligence (AI), and Global SPAC Partners Co. Announce Closing of Business Combination

●	The Business Combination will add cash, including funds from Global’s trust account and $41.9 million in PIPE subscriptions, to support Gorilla’s growth and internal expansion.

●	Gorilla ordinary shares and warrants are expected to commence trading on The Nasdaq Capital Market under ticker symbols “GRRR” and “GRRRW,” respectively, on July 14, 2022.

Taipei, Taiwan and New York, NY, July 13, 2022 (GLOBE NEWSWIRE) -- Gorilla Technology Group Inc. (“Gorilla”) (Nasdaq: “GRRR” for ordinary shares and “GRRRW” for warrants), a global leader in edge video analytic artificial intelligence, IoT technologies, and cybersecurity, and Global SPAC Partners Co., today announced the completion of their previously announced business combination (the “Business Combination”). The post-closing company is called Gorilla Technology Group Inc. and its ordinary shares and warrants are expected to begin trading on The Nasdaq Capital Market (“Nasdaq”) under the new ticker symbols “GRRR” and “GRRRW,” respectively, on July 14, 2022. The Business Combination was approved at an extraordinary general meeting of Gorilla’s shareholders and an extraordinary general meeting of Global’s shareholders on July 13, 2022, with holders of subunits redeeming 88.4% of the pre-merger outstanding subunits. Upon closing of the Business Combination, the previously-trading units, subunits and warrants of Global ceased to trade and the units and subunits were separated into their component parts.

The Business Combination will provide cash, including funds from Global’s trust account and $41.9 million from PIPE subscriptions. Pursuant to the amended subscription agreements of May 18, 2022, PIPE investors exercised their option to purchase $11.6 million of the subunits subscribed for via purchases in the open market, representing 8.9% of the pre-merger outstanding subunits, and which were not redeemed at the closing of the Business Combination. The proceeds will be used for working capital, business growth, international expansion, and other general corporate purposes.

The Business Combination will allow Gorilla to continue its growth momentum in the rapidly growing edge computing market, thereby providing a significant growth opportunity to Gorilla. Edge computing – which sits at the intersection of AI, IoT, and Big Data – promises to improve business agility by bringing the infrastructure and applications closer to where the data is generated and consumed, thereby powering the next wave of digital transformation.

Gorilla’s leading edge AI technology has been developed over the last 20 years and includes 31 patents granted or pending with solutions available across hardware platforms, and via AI models, AI appliances, and AI SaaS modules. It develops a wide range of video-centric and content management solutions including Smart Cities, Smart Retail, and Enterprise Security. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cybersecurity.

Gorilla’s strong competitive positioning is reflected in its list of technology partners that include Softbank (Japan), Intel (US), and Dell (US), among others, and leading clients across the world including Danone, ExxonMobil, AIS – Thailand’s Largest Mobile Operator, Auresys & MasterCard, Singapore, a major smart lighting company in the UK, Portland International Airport in the US, Taoyuan Airport in Taiwan, and Taipei Medical University Hospital, among others. Gorilla also has the backing of marquee investors, including SBI Group (Japan), Acer (Taiwan), Telstra Ventures (Australia), Asteria (Japan) and Dell (US).

Jay Chandan, former Chairman of Global and now Executive Chairman of Gorilla, stated, “Today marks a new journey for all at Gorilla. The Gorilla team has developed an outstanding technology platform with remarkably broad applicability. We aim to capitalize on this foundation by extending Gorilla’s international reach and expanding its ecosystem, while continuing to innovate for the future. Building a global presence and working with our diverse teams to enhance our customers’ capabilities and experience; Gorilla’s solutions have at their core: security, flexibility and responsiveness.  Founded on these watchwords, our commitment to maximizing long-term shareholder value will be achieved by making Gorilla the go-to vendor for Edge AI and by making it the employer of choice for the most talented colleagues. We are especially encouraged by the PIPE financing consisting of equity, which has afforded us the opportunity to avoid a complex structured financing, all too common in the current challenging environment. The net proceeds from the Business Combination and PIPE will help strengthen Gorilla’s financial position and fund the research & development and improve brand awareness. We are all incredibly elated about this journey and firmly believe the best is yet to come. I personally want to thank Mr. Stephen N. Cannon of Global for his incredible dedication and unwavering support during the entire transaction. They don’t make people like him, nowadays!”

Tomoyuki Nii, former Chairman and current director of Gorilla and Partner at SBI Group, stated, “This significant milestone presents a huge opportunity for Gorilla on a global stage. It elevates Gorilla’s innovation capabilities to a global audience. I would like people to look back and know that this was the turning point in our business.”

Dr. Spincer Koh, Founder and CEO of Gorilla, stated, “Today marks a significant milestone for Gorilla and its employees, and we are excited to accelerate our growth with a truly disruptive technology platform used by some of the world’s largest companies. Gorilla’s long-term partnership with Global and other established investors will allow us to more rapidly scale our operations, introduce new technology innovations, and expand into new markets.”

Following completion of the Business Combination, the Gorilla’s board of directors consists of Jayesh (Jay) Chandan, as Executive Chairman, Dr. Spincer Koh, CEO of Gorilla, Tomoyuki Nii, Partner of SBI Group, Yoichiro (Pina) Hirano, CEO of Asteria Corporation, Rt. Honourable Ruth Kelly and Gregg Walker, Partner and Managing Director of Muller & Monroe Asset Management.

Advisors

I-Bankers Securities, Inc. acted as sole bookrunner for the Global SPAC Partners Co. IPO, served as financial advisor to the SPAC, and lead PIPE placement agent.

K&L Gates LLP served as legal counsel to Gorilla.

Ellenoff Grossman & Schole LLP served as legal counsel to Global.

Maples and Calder (Cayman) LLP served as Cayman Islands counsel.

About Gorilla Technologies Group Inc.

Gorilla, headquartered in Taipei, Taiwan, is a global leader in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, Telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong Edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver Edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers.

Gorilla-Technology.com

About Global SPAC Partners Co.

Global is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses globally. Prior to the Business Combination, Global was led by Chairman, Jay Chandan, Chief Executive Officer, Bryant B. Edwards, Chief Operating Officer & President, Stephen N. Cannon, and Chief Financial Officer, Long Long.

No Offer or Solicitation

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of Global and Gorilla and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Global’s and Gorilla’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding commencement of trading on Nasdaq,  the failure to realize the anticipated benefits of the Business Combination, the expected use of proceeds, Gorilla’s continued growth and expansion and its ability to deliver value to customers and investors, along with those other risks described under the heading “Risk Factors” in the proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2022, and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Global or Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Global and Gorilla undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Contacts

Gorilla Technologies Group, Inc.
Stardi Yen
+886 2 7720 7889
Investor-relations@gorilla-technology.com

Global SPAC Partners Co.
Peter Wright
(617) 454-1088
GlobalSPAC@intro-act.com

3